VERSO PAPER CORP.

VERSO PAPER HOLDINGS LLC

VERSO PAPER INC.

6775 Lenox Center Court, Suite 400

Memphis, TN 38115-4436

July 10, 2014

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Karina V. Dorin

Re:	Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.
Registration Statement on Form S-4
File No. 333-193794

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Verso Paper Corp., a Delaware corporation, Verso Paper Holdings LLC, a Delaware limited liability company, and Verso Paper Inc., a Delaware corporation (collectively, the “Companies”), hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-193794), as amended, with respect to themselves and the subsidiaries specified therein (the “Registration Statement”) to 2:00 p.m., Eastern Time, on July 11, 2014, or as soon thereafter as practicable. The Companies hereby acknowledge their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In addition, the Companies acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua N. Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Companies, at (212) 446-4943 or (212) 446-4746, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Verso Paper Corp. Verso Paper Holdings LLC Verso Paper Inc.

By:	/s/ David J. Paterson
David J. Paterson
President and Chief Executive Officer

cc:	Joshua N. Korff, Esq.
Michael Kim, Esq.
Kirkland & Ellis LLP

Peter H. Kesser, Esq.
Verso Paper Corp.